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        Filed by Qwest Communications International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

        Subject Company: MCI, Inc.
Commission File No.: 001-10415

        On March 16, 2005, Qwest Communications International Inc. ("Qwest" or the "Company" or "we" or "us" or "our") released the following information concerning its proposed acquisition of MCI, Inc. ("MCI").

STATEMENT FROM RICHARD C. NOTEBAERT, QWEST CHAIRMAN AND CEO

        DENVER, March 16, 2005—The following statement may be attributed to Richard C. Notebaert, Qwest chairman and CEO (NYSE: Q):

        "Our activities over the next 24 hours will demonstrate our commitment to winning MCI. It is unfortunate that some in the process feel MCI shareholders should be deprived of the true value of their asset. MCI is a valuable property and shareholders deserve the present and future value that Qwest is committed to deliver. Historical commentaries serve no purpose as we look to the future of the communications sector and foster competition.

        "The new company will be financially strong, with significant free cash flow, and offer investors a unique growth opportunity. Let fairness, economics, and the best interests of shareholders decide this matter."

Additional Information

        This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

        Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest's proposed acquisition of MCI. If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Qwest's directors and executive officers is available in Qwest's proxy statement for its 2004 annual meeting of stockholders, dated April 13, 2004. Information about MCI's directors and executive officers is available in MCI's annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

        This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney's office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors emerging from bankruptcy court protection, consolidating with others or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI.

        The information contained in this filing is a statement of Qwest's present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest's assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest's assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility.

        Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

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STATEMENT FROM RICHARD C. NOTEBAERT, QWEST CHAIRMAN AND CEO